EX-99.(d)(i)(a)

Schedule A
to the Investment Advisory Agreement between Global Beta ETF Trust and Global Beta Advisors LLC dated December 23, 2019

Fund	Fee Rate	Effective Date
Global Beta Smart Income ETF	0.29%	December 23, 2019
Global Beta Low Beta ETF	0.29%	July 22, 2020
Global Beta Momentum-Growth ETF	0.29%	July 22, 2020

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be amended and restated effective as of the 21st day of July 2020.

Global Beta Advisors LLC	Global Beta ETF Trust, on behalf of the Funds listed on this Schedule A
By: /s/ Justin Lowry Name: Justin Lowry	By: /s/ Justin Lowry Name: Justin Lowry
Title: CIO	Title: Trustee